3100 Cumberland Road, Suite 1480

Atlanta, Georgia 30339

September 28, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HD Supply, Inc.

Form 10-K for Fiscal Year Ended January 29, 2012

Filed March 23, 2012

File No. 333-159809

Dear Mr. Thompson:

This letter sets forth the responses of HD Supply, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended January 29, 2012. The Staff’s comments were provided to the Company in a letter dated September 20, 2012. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Financial Statements, page 61

Note 14—Commitments and Contingencies, page 88

Internal Revenue Service, page 89

Comment 1:	Please tell us whether the disallowed deductions by the IRS from their formal Revenue Agents Report are included in the uncertain tax position liability and if not, please explain why. Additionally, please disclose the amount of reasonably possible loss in excess of the amount accrued for this particular matter. Refer to ASC 740-10-50-15d.

Response 1:

We follow the U.S. GAAP guidance for uncertain tax positions within ASC 740, utilizing a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

September 28, 2012

determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon final resolution of the audit process, including resolution of related appeals and/or litigation. In June 2011, we received a Notice of Proposed Adjustment (“NOPA”) from the Internal Revenue Service (“IRS”) to disallow certain of our deductions and the carryback of certain of our Net Operating Losses (“NOL”). We believe that our positions with respect to the deductions and the corresponding NOL carrybacks are supported by, and consistent with, applicable tax law and are more likely than not to be sustained upon final resolution of the audit process.

The second step in accounting for uncertain tax positions is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement with the taxing authority. In accordance with the second step, we confirm that a portion of the disallowed deductions, among other tax contingencies, is included in our uncertain tax position liability of $196 million as of January 29, 2012.

As required under ASC 740-10-50-15d, we complete an analysis of each tax benefit to determine if it would be reasonably possible for an unrecognized tax benefit to significantly change within the next twelve months. At the time of the 10-K filing, we had not yet received a formal Revenue Agent Report (“RAR”) from the IRS. Based on the length of time expected to receive the RAR, respond to the RAR and navigate the appeals process, as well as our willingness to litigate should we be unsuccessful at the appellate level, we concluded that a significant change in our uncertain tax positions was not reasonably possible within the next twelve months. As such, in Note 9, we disclosed that we did not anticipate any significant changes in our unrecognized tax benefits over the next twelve months. In future filings, we will cross reference from our note on contingencies, which is presented to comply with ASC 450 and includes a discussion of the matter with the IRS, to our disclosure about uncertain tax positions, which is presented to comply with ASC 740.

We believe that our disclosures are appropriate under ASC 740-10-50-15d. We are currently in the early stages of the appeals process with the IRS. In June 2012, we received a formal RAR from the IRS. In July 2012, we challenged the IRS’s RAR by filing a formal protest with the Office of Appeals Division within the IRS. We have and will continue to evaluate the likelihood of a reasonably possible significant change in our uncertain tax positions and will update our disclosures accordingly.

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

September 28, 2012

Exhibit 31.1 Certification

Comment 2:	Please revise the introductory language in paragraph 4 to refer to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company. Please also revise paragraph 4.b. to conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K.

Response 2:	In all future filings of the Section 302 Certifications (Exhibits 31.1 and 31.2), we will revise the introductory language in paragraph 4 to refer to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company. We will also revise the language in paragraph 4.b. in all future filings of the Exhibit 31.1 and Exhibit 31.2 Certifications to conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. Please see the revised form of Exhibit 31.1 Certification attached hereto as Appendix A.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[CONTINUES ON NEXT PAGE]

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

September 28, 2012

Please feel free to call the undersigned at (770) 852-9253 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ RONALD J. DOMANICO

Ronald J. Domanico

Senior Vice President and Chief Financial Officer

cc:	Ms. Robyn Manuel, Securities and Exchange Commission

Mr. Ricardo Nunez, HD Supply, Inc.

Mr. Keith M. Townsend, King & Spalding LLP

Appendix A

I, [identify the certifying individual], certify that:

1. I have reviewed this [specify report] of HD Supply, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:

[Signature] [Title]